Exhibit 99.23

MAYFAIR GOLD CORP.

(the “Company”)

STATEMENT OF EXECUTIVE COMPENSATION

(For the year ended December 31, 2024)

The following compensation information is provided as required under Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

For the purposes of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries; and

“NEO” or “named executive officer” means each of the following individuals:

(a)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief executive officer (“CEO”), including an individual performing functions similar to a CEO;

(b)

each individual who, in respect of the company, during any part of the most recently completed financial year, served as chief financial officer (“CFO”), including an individual performing functions similar to a CFO;

(c)

in respect of the Company the most highly compensated executive officer(s) other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5), for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2024, the NEOs of the Company were Darren McLean (Interim CEO), Patrick Evans (Former CEO), Darren Prins (Interim CFO), Justin Byrd (Former CFO) and Richard Klue (VP Technical Services).

Currency

In this Statement of Executive Compensation, unless otherwise indicated, all dollar amounts and references to “$” are to Canadian dollars.

Director and Named Executive Officer Compensation

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following compensation table, excluding stock options, provides a summary of the compensation paid by the Company to NEOs and directors during the two most recently completed financial years ended December 31, 2024 and 2023. Stock options are disclosed under the heading “Stock Options and Other Compensation Securities” below.

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites (1) ($)	Value of all other compensation ($)		Total compensation ($)
Darren McLean (2)(3) Director (Chair), and Former Interim CEO	2024	Nil	Nil	Nil	Nil	Nil		Nil
	2023	Nil	Nil	Nil	Nil	Nil		Nil
Patrick Evans (4)	2024	$172,222	Nil	Nil	Nil	$1,554,472	(5)	$1,726,694
Former President, CEO and Director	2023	$300,000	$300,000	Nil	Nil	Nil		$600,000
Darren Prins (6)	2024	$117,875	Nil	Nil	Nil	Nil		$117,875
Interim CFO and Corporate Secretary	2023	Nil	Nil	Nil	Nil	Nil		Nil
Justin Byrd (7)	2024	$93,036	Nil	Nil	Nil	$12,748		$105,784
Former CFO and Corporate Secretary	2023	$161,280	$80,640	Nil	Nil	Nil		$241,920
Richard Klue (8)	2024	$225,778	Nil	Nil	Nil	$184		$225,962
VP Technical Services	2023	Nil	Nil	Nil	Nil	Nil		Nil
Zach Allwright (9)	2024	$13,194	Nil	Nil	Nil	Nil		$13,194
Director	2023	Nil	Nil	Nil	Nil	Nil		Nil
Carson C. Block (3)	2024	Nil	Nil	Nil	Nil	Nil		Nil
Director	2023	Nil	Nil	Nil	Nil	Nil		Nil
Chistine Hsieh (9)	2024	$13,194	Nil	Nil	Nil	Nil		$13,194
Director	2023	Nil	Nil	Nil	Nil	Nil		Nil
Sean Pi (10)	2024	$11,828	Nil	Nil	Nil	Nil		$11,828
Director	2023	$30,000	Nil	Nil	Nil	Nil		$30,000
Freddy Brick (11)	2024	Nil	Nil	Nil	Nil	Nil		Nil
Former Director	2023	Nil	Nil	Nil	Nil	Nil		Nil
Douglas Carter (12)	2024	$21,528	Nil	Nil	Nil	Nil		$21,528
Former Director	2023	$30,000	Nil	Nil	Nil	Nil		$30,000
Anthony Jew (11)	2024	Nil	Nil	Nil	Nil	Nil		Nil
Former Director	2023	Nil	Nil	Nil	Nil	Nil		Nil
Harry Pokrandt (12)	2024	$26,694	Nil	Nil	Nil	Nil		$26,694
Former Director (Chair)	2023	$40,000	Nil	Nil	Nil	Nil		$40,000

Chistopher Reynolds (12)	2024	$23,681	Nil	Nil	Nil	Nil	$23,681
Former Director	2023	$35,000	Nil	Nil	Nil	Nil	$35,000

(1)

“Perquisites” include perquisites provided to a NEO or a director that are not generally available to all employees and that, in aggregate, are: (a) $15,000, if the NEO or director’s total salary for the financial year is $150,000 or less, (b) 10% of the NEO or director’s salary for the financial year if the NEO or director’s total salary for the financial year is greater than $150,000 but less than $500,000, or (c) $50,000 if the NEO or director’s total salary for the financial year is $500,000 or greater.

(2)	Mr. McLean was succeeded by Mr. Nicholas Campbell as CEO on January 28, 2025.
(3)	Messrs. McLean and Block were appointed as directors of the Company on June 5, 2024.
(4)	Mr. Evans resigned as President, CEO and a director of the Company on May 1, 2024.
(5)	This was a cash payment made to Mr. Evans upon his ceasing to be CEO of the Company. See below under “Employment, Consulting and Management Agreements”. •.
(6)	Mr. Prins was appointed Interim CFO and Corporate Secretary of the Company effective July 7, 2024.
(7)	Mr. Byrd resigned as CFO and Corporate Secretary of the Company effective July 6, 2024.
(8)	Mr. Klue was appointed Vice President Technical Services of the Company effective April 18, 2024.
(9)	Mr. Allwright and Ms. Hsieh were appointed as directors of the Company on June 20, 2024.
(10)	Mr. Pi resigned as a director of the Company on March 27, 2024, and was reappointed as a director of the Company on June 5, 2024.
(11)	Messrs. Brick and Jew were appointed on June 5, 2024, and resigned as directors of the Company on June 20, 2024.
(12)	Messrs. Carter, Pokrandt and Reynolds resigned as directors of the Company on June 5, 2024.

Stock Options and Other Compensation Securities

The following table provides a summary of all compensation securities granted or issued to each NEO and director by the Company in the most recently completed financial year ended December 31, 2024 for services provided or to be provided, directly or indirectly, to the Company.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Darren McLean Director (Chair), and Former CEO	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Patrick Evans Former President, CEO and Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Darren Prins CFO and Corporate Secretary	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Justin Byrd Former CFO and Corporate Secretary	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Richard Klue VP Technical Services	Stock options	100,000	April 17, 2024	2.54	2.54	1.72	April 17, 2029
Zach Allwright Director	Stock options	50,000	June 20, 2024	1.90	2.00	1.72	June 19, 2029

Carson C. Block Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Chistine Hsieh Director	Stock options	50,000	June 20, 2024	1.90	2.00	1.72	June 19, 2029
Sean Pi Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Freddy Brick Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Douglas Carter Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Anthony Jew Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Harry Pokrandt Former Director (Chair)	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Chistopher Reynolds Former Director	N/A	Nil	N/A	N/A	N/A	N/A	N/A

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by any of the NEOs or directors of the Company during the financial year ended December 31, 2024.

Stock Option Plans and Other Incentive Plans

The Company has adopted a stock option plan (the “Option Plan”) which was last approved, as amended, by shareholders at the Company’s annual general and special meeting held on June 5, 2024. The Option Plan is a “rolling up to 10%” plan under the rules of the TSX Venture Exchange (the “TSXV”) and, therefore, will be required to be re-approved by shareholders at the Company’s next shareholder meeting. A summary of the Option Plan is provided below and is qualified in its entirety by the full text of the Option Plan which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

Capitalized but undefined terms used below have the meanings ascribed to such terms in the Option Plan.

The Option Plan provides that the board of directors of the Company (the “Board”) may, from time to time, in its discretion and in accordance with TSXV requirements, grant to Service Providers non-assignable and non-transferable Options, provided that the total number of Common Shares reserved for issuance under the Option Plan at any point in time is no more than 10% of the outstanding Common Shares at the time such Common Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under share options granted under Share Compensation Arrangements other than the Option Plan, unless the Option Plan is amended pursuant to the requirements of the TSXV Policies.

Additionally, pursuant to the Option Plan, the following restrictions on issuances of Options are applicable:

(a)

no Service Provider can be granted an Option if that Option would result in the total number of Options, together with all other Share Compensation Arrangements granted to such Service Provider in the previous 12 months, exceeding 5% of the number of issued and outstanding Common Shares at the time of grant, unless the Company has obtained Disinterested Shareholder Approval to do so;

(b)

the aggregate number of Options granted to all Service Providers conducting Investor Relations Activities in any 12-month period cannot exceed 2% of the number of issued and outstanding Common Shares at the time of grant without the prior consent of the TSXV; and

(c)

the aggregate number of Options granted to any one Consultant in any 12-month period cannot exceed 2% of the number of issued and outstanding Common Shares at the time of grant without the prior consent of the TSXV.

The amount payable per Common Share on the exercise of an Option will be set by the Board at the time that such Option is granted under the Option Plan, and this amount cannot be less than the Discounted Market Price, as further described in the Option Plan. The Options will be exercisable for a maximum term of 10 years from the date of grant thereof by the Board. In the event an Option granted under the Option Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Common Shares that were issuable to a Service Provider upon the exercise of an Option will be returned to the Option Plan and will be eligible for re-issuance.

The Options are non-assignable and non-transferable. As such, they will be exercisable only by the Optionee to whom they are granted. If the Optionee has left their employ/office or has been advised by the Company that their services are no longer required or that their service contract has expired, such Optionee may exercise their Options until the term applicable to such Option expires, except as follows:

(a)

in the case of the death of an Optionee, any vested Options held by him/her at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Options;

(b)

an Option granted to any Service Provider will expire 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to the expiry of the Option) after the date the Optionee ceases to be employed by or provide services to the Company, and only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or ceased to provide services to the Company; and

(c)

in the case of an Optionee being dismissed from employment or the provision of services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal or termination, will immediately be cancelled without the right to exercise such Options.

Options granted to Consultants will be subject to the four-month TSXV hold period and that the automatic extension to the expiry date of an Option following a blackout period will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company’s securities.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by the NEOs or the directors. There are no agreements or arrangements that provide for compensation to the NEOs or the directors, or that provide for payments to a NEO or a director upon a change of control in the Company or a change in the NEO’s or the director’s responsibilities, other than as set out below.

During the financial year ended December 31, 2024, as a result of the reconstitution of the Board, a cash payment of $1.5 million was made to Patrick Evans, the former CEO of the Company. Later in the year, the Company filed a claim against Patrick Evans for reimbursement of the $1.5 million cash payment, plus damages and costs. The outcome of this claim is not determinable as of the date hereof.

Each of the employment agreements include provisions concerning termination for cause, without cause and in the event of a change of control. For the purposes of these employment agreements, a change of control is defined as (each, a “Change of Control”):

•	the sale of all or substantially all of the assets of the Company;

•	any merger, consolidation or acquisition of the Company by or into another corporation, entity or person;

•	the acquisition by any person or persons acting together with sufficient voting rights to affect the control of the Company;

•	any change in ownership of fifty percent (50%) or more of the voting capital stock of the Company; or

•	a change in the composition of the Board that results in the current directors on the Board constituting less than a majority of the members of the Board.

Darren Prins, Interim Chief Executive Officer

The Company is party to an agreement (the “Invictus Agreement”) with Invictus Accounting Group LLP (“Invictus”), an entity partially owned and controlled by Darren Prins, the Interim Chief Financial Officer of the Company. Pursuant to the terms of the Invictus Agreement, the Company pays Invictus an estimated annual base salary of $180,000, payable in monthly instalments. Invictus may terminate the Invictus Agreement at any time by providing the Company with 90 days’ written notice, noting that the notice period may be shortened as mutually agreed.

Richard Klue, Vice President Technical Services

The Company is party to an employment agreement (the “Klue Employment Agreement”) with Richard Klue, the Vice President Technical Services of the Company, dated April 17, 2024. Pursuant to the terms of the Klue Employment Agreement, the Company pays Mr. Klue an annual base salary of $320,000 (the “Vice President Technical Services Base Salary”), payable in monthly instalments. Based on performance criteria agreed to between the Company and Mr. Klue, Mr. Klue may earn an annual bonus of up to 50% of the Vice President Technical Services Base Salary.

Mr. Klue may terminate the Klue Employment Agreement at any time by providing the Company with 30 days’ written notice. In the event the Company terminates Mr. Klue for any reason other than cause, Mr. Klue is entitled to severance equal to 18 months of the Vice President Technical Services Base Salary, including medical and dental insurance for 12 months following termination. If Mr. Klue is terminated for cause, he is not entitled to any severance other than as required by law. In the event the Company undergoes a Change of Control, Mr. Klue may elect to terminate the Klue Employment Agreement and he is entitled to an amount equal to 12 months of the Vice President Technical Services Base Salary, including medical and dental insurance for 12 months.

Payments in Connection with Change of Control Payments

The following table discloses estimated incremental payments following termination without cause and in connection with a Change of Control for Mr. Klue, the only NEO entitled to such payments at year end, assuming that the triggering event took place on December 31, 2024.

Termination Without Cause

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Richard Klue Vice President, Technical Services	480,000	—	5,112	485,112

Change of Control

Name	Payment on Termination ($)	Bonus ($)	Other ($)	Total Gross Payment on Termination ($)
Richard Klue Vice President, Technical Services	320,000	—	5,112	325,112

Oversight and Description of Director and Named Executive Officer Compensation

The Company has established a compensation committee (the “Compensation Committee”) which makes recommendations to the Board regarding compensation to be paid or awarded to the NEOs and the directors. In making its recommendations, the Compensation Committee considers the Company’s size and stage of development, and ensures that compensation reflects the need to provide incentive and compensation for the time and effort expended by the NEOs, while taking into account the financial and other resources of the Company, as well as increasing shareholder value. The Company is a public junior mineral exploration company without revenue and therefore certain compensation factors were considered and not included within the compensation structure and philosophy. Some of the factors not considered were target share ownership guidelines, pension plans, specific target weightings and percentage of compensation at risk.

The Company’s executive compensation program consists of a combination of base salary and long-term incentives in the form of participation in the Option Plan. In making determinations regarding the various elements of executive compensation, the Company will seek to meet the following requirements:

•	incentivize extraordinary performance from key personnel;

•	attract, retain and motivate talented executives; and

•	align the interests of NEOs with the interests of the Company’s shareholders.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

The Compensation Committee consists of three members: Sean Pi (Chair), Christine Hsieh and Darren McLean. Each of the Compensation Committee members are considered independent pursuant to NI 52-110. Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee. By virtue of having differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices.

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs or the directors at, following, or in connection with retirement.